CONSENT OF RICHARD RISTO

United States Securities and Exchange Commission

Dear Sirs:

RE: ALDERON IRON ORE CORP.

I, Richard Risto, M.Sc., P.Geo., Senior Associate Geologist of Watts, Griffis and McOuat Limited, do hereby consent to filing of the following reports.

Reference is made to the following technical reports:

•                  “Technical Report on the Kamistiatusset Property, Newfoundland and Labrador for 0860132 B.C. Ltd. and Alderon Resource Corp.” dated February 12, 2010, which the undersigned has prepared on behalf of Watts, Griffis, and McOuat Limited for Alderon Iron Ore Corp.;

•                  “Technical Report and Mineral Resource Estimate on the Kamistiatusset Property, Newfoundland and Labrador for Alderon Resource Corp.” dated May 20, 2011; which the undersigned has prepared on behalf of Watts, Griffis, and McOuat Limited for Alderon Iron Ore Corp.;

•                  “Preliminary Economic Assessment Report of the Kamistiatusset (Kami) Iron Ore Property, Labrador Newfoundland, Canada” dated September 8, 2011, which the undersigned has prepared on behalf BBA Inc.; and

•                  “Technical Report and Mineral Resource Estimate on the Rose North Deposit, Kamistiatusset Property, Newfoundland and Labrador for Alderon Iron Ore Corp.” dated October 26, 2011, which the undersigned has prepared on behalf of Watts, Griffis, and McOuat Limited for Alderon Iron Ore Corp.

I, hereby consent to the inclusion of references to my name and information derived from, the Technical Report, in this Registration Statement on Form 40-F of Alderon Iron Ore Corp., which is being filed with the United States Securities and Exchange Commission.

Dated this 23rd day of February, 2012.

Sincerely,

“Richard Risto, M.Sc., P. Geo.”
Name:	Richard Risto M.Sc., P.Geo.
Senior Associate Geologist

WATTS, GRIFFIS AND McOUAT LIMITED     SUITE 400 - 8 KING STREET EAST, TORONTO, CANADA, M5C 1B5

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